UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52169

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TEMPLUM MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 WEST 16TH STREET, 5TH FLOOR
(No. and Street)

NEW YORK	NY	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JILL RECKAMP (239) 810-9646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 PACES FERRY RD SE, STE 2-1680	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, JOSEPH RAMOS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TEMPLUM MARKETS LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Peter N. Chiaro
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02CH6305367
Qualified in Suffolk County
Commission Expires June 9, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEMPLUM MARKETS LLC

FINANCIAL STATEMENTS
(with report of Independent Registered Public Accounting Firm)

YEAR ENDED DECEMBER 31, 2019

TEMPLUM MARKETS LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2019

CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Templum Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Templum Markets LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2001.

February 28, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

TEMPLUM MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

<u>ASSETS</u>

Cash	$	638,782
Accounts receivable, net of allowance of $76,667		0
Property and equipment, net of accumulated		
Depreciation of $3,304		6,608
Prepaid Expenses		34,519
Total Assets	$	679,909

<u>LIABILITIES AND MEMBER'S EQUITY</u>

Liabilities		
Accounts Payable	$	116,386
Total Liabilities		116,386
Member's Equity		563,523
Total Liabilities and Member's Equity	$	679,909

See notes to financial statements.

TEMPLUM MARKETS LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

REVENUES:		
Reimbursed Expenses	$	76,667
Interest		3,562
Total Revenues	$	80,229
EXPENSES:		
Compensation and Benefits		1,476,408
Bad Debt		76,667
Technology and Communications		102,045
Occupancy and Equipment		161,568
Professional Fees		405,866
Other Expenses		73,205
Total Expenses		2,295,759
NET INCOME (LOSS) before income taxes		(2,215,530)
Income Taxes		0
NET INCOME (LOSS)	$	(2,215,530)

TEMPLUM MARKETS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

Balances, December 31, 2018	$	1,279,053
Member Contributions		1,500,000
Net income (loss)		(2,215,530)
Balances, December 31, 2019	$	563,523

See notes to financial statements.

TEMPLUM MARKETS LLC

\-\-\-\-\-\-\-\-\-\-\-\-\-\-\-\-\-

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$	(2,215,530)
Items which do not affect cash:		
Depreciation		1,982
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(16,349)
Due to Related Party		(89,191)
Accounts payable		109,080
Net cash used by operating activities		
		(2,210,008)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member Contributions		1,500,000
Net cash provided by financing activities		1,500,000
NET CHANGE IN CASH		(710,008)
CASH, beginning of year		1,348,790
CASH, end of year	$	638,782

TEMPLUM MARKETS LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Templum Markets LLC (the "Company" or "Templum") is a broker-dealer in the business of providing investment banking services. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

Templum is a single member Delaware limited liability company and a wholly owned subsidiary of Templum, Inc. (the "Parent Company" or "Member") which is the sole managing member. As a limited liability company, the member's liability is limited to its investment.

Cash: The Company maintains its bank accounts in a high credit quality financial institution. Balances at December 31, 2019 exceed federal insured limits by approximately $378,000.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; however, at December 31, 2019, an allowance for doubtful accounts is reflected in the accompanying financial statements for a customer receivable believed to be uncollectible.

Income Taxes: The Company's taxable income or loss in included in consolidated corporate income tax returns filed by its sole stockholder. The accompanying financial statements reflect the Company's income tax effects as if the Company filed separate tax returns.

Income taxes are accounted for by the asset/liability approach. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to net operating loss carryforwards.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Revenue from Contracts with Customers:
Significant Judgements
Revenue from contracts with customers may include advisory income and fees from customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking
M&A advisory fees. The Company may provide advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. No retainers were received during 2019.

Subsequent Events: Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects. Subsequent events have been evaluated through the date that the financial statements were issued.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $522,396 which was $514,637 in excess of its required net capital of $7,759 and its ratio of aggregate indebtedness to net capital was .22 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement ("ESA") in place with its Parent for technology, communications, occupancy and personnel services provided by the Parent. Templum Markets LLC's expenses, pursuant to the terms of the ESA for the year ended December 31, 2019, were approximately $1,651,523. Payments are made on a monthly basis.

Financial position and results of operation might differ from the amounts in the accompanying financial statements if this agreement did not exist.

NOTE 4 – CONCENTRATIONS

During 2019, all reimbursed expenses revenues were from one customer.

All of the accounts receivable at December 31, 2019 is due from one customer.

NOTE 5 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2019.

NOTE 6 – NET LOSS

The Company incurred a significant loss during the year ended December 31, 2019 and received contributions from its member for working capital and net capital. The Company's member has represented that it intends to continue to make capital contributions, as needed, to insure the Company's survival for at least one year subsequent to the date of the report of the independent registered public accounting firm.

NOTE 7 – INCOME TAXES

The Company has a cumulative net operating loss carry forward of approximately $2,900,000 at December 31, 2019 that is available to offset taxable income arising in future years. The potential deferred tax asset arising from the loss carry forward of approximately $815,000 has been fully offset by a valuation allowance, as realization is considered less likely than not at December 31, 2019.

TEMPLUM MARKETS LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	563,523
Deductions:		
Non-allowable assets from Statement of Financial Condition:		
Prepaid expenses		34,519
Property and equipment, net		6,608
Total deductions		117,794
Net capital	$	522,396

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required based on aggregate indebtedness	$	7,759
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above)	$	7,759
Excess net capital	$	514,637
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	510,757

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2019.

There are no significant differences between the above calculation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2019.

TEMPLUM MARKETS LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2018

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	116,386
Total aggregate indebtedness	$	116,386
Percentage of aggregate indebtedness to net capital		22.28

See independent auditors' report.

TEMPLUM MARKETS LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE
15c3-3

DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Templum Markets LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Templum Markets LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Templum Markets LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Templum Markets LLC stated that Templum Markets LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Templum Markets LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Templum Markets LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

BROKER DEALERS ANNUAL EXEMPTION REPORT

Templum Markets LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Templum Markets LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2019 without exception.



Joseph Ramos
February 10, 2020